Eaton & Van Winkle llp

Vincent J. McGill Partner	3 Park Avenue New York, New York 10016

Telephone:  (212) 779-9910
Direct:  (212) 561-3604
Fax:  (212) 779-9928
E-mail: vmcgill@evw.com

September 15, 2016

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention: John Dana Brown, Esq.

Re.	Air Industries Group Preliminary Proxy Statement on Schedule 14A Filed July 8, 2016 File No. 001-35927

Dear Mr. Brown:

This is in response to your letter of comment dated July 29, 2016 concerning the preliminary proxy statement filed by our client, Air Industries Group (the “Company”), on July 8, 2016. The Company’s response to the comment in the comment letter is set forth below. Concurrently herewith, we are filing a revised preliminary proxy statement which addresses the staff’s comment.

 Proposal Two: Approval of an Amendment to Our Articles of Incorporation, page 17

1. We note your disclosure that “[you] may not be able to pay dividends on the Series A Preferred Stock in cash” and that “[you] may need to issue additional shares of Series A Preferred Stock as PIK Dividends.” We also note your disclosure on page 19 that “[you] do not have any plans, arrangements or understandings, written or oral, to issue any of the shares that will be newly available as a result of the adoption of the Amendment.” Please reconcile your disclosure and describe to us how likely it is that you will issue any Series A Preferred Stock as PIK Dividends. Also describe to us how likely you are to issue a number of shares beyond the remaining 300,000 authorized but unissued preferred shares, in the event you will issue Series A Preferred Stock as PIK Dividends. Additionally, if known, tell us approximately how many shares, or a range of shares, you will issue in such cases. Finally, please advise if you have a “present intent to issue” any shares of Series A Preferred Stock.

Response: At the time the Company filed its PRE 14A it had no intention to issue any of the additional shares of the Series A Preferred Stock, other than as PIK dividends if necessary. Subsequent to the filing of the preliminary proxy and immediately prior to the receipt of the comment letter it became apparent that the Company would require additional financing. Consequently, it completed an offering of its subordinated convertible notes, which are automatically convertible into shares of Series A Preferred Stock upon filing of a certificate of amendment to its Articles of Incorporation with the Secretary of State of Nevada following stockholder approval of the amendment at the Annual Meeting. The Note offering was discussed in the Current Report on Form 8-K filed by the Company on August 15, 2016. Thus, the Company plans to issue shares of Series A Preferred Stock upon conversion of the Notes.  Further, the Company currently plans to issue PIK dividends for the quarterly period ended September 1, 2016.  While it is the Company’s preference to pay the dividends on the Series A Preferred Stock in cash, until such time as its cash position improves, it is likely to pay PIK dividends on the outstanding shares of Series A Preferred Stock as discussed in the revised preliminary proxy statement.

The Company has also filed the acknowledgement letter requested by the comment letter.

Please direct your comments, if any, or questions concerning this filing to the undersigned at (212) 561-3604, or by e-mail to vmcgill@evw.com, or in my absence, to Mark Orenstein at (212) 561-3638, or by e-mail to morenstein@evw.com, or fax them to (212) 779-9928, 9930 or 9931.

Very truly yours, /s/ Vincent J. McGill

cc:	Donald E. Field Daniel R. Godin